                                      SOUTHERN CALIFORNIA EDISON COMPANY AND CONSOLIDATED UTILITY-RELATED SUBSIDIARIES

                                           RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED AND PREFERENCE STOCK

                                                                   (Thousands of Dollars)

                                                                             Year Ended December 31,
                                             -----------------------------------------------------------------------------
                                              1999          2000         2001          2002         2003         2004
                                             -----------   -----------   ----------   ----------   ----------   ----------

EARNINGS BEFORE INCOME TAXES
  AND FIXED CHARGES:

Income before interest expense (1)         $    992,354  $ (1,456,584)  $3,192,815   $1,831,335   $1,339,147   $1,329,441
Add:
  Taxes on income (2)                           438,006    (1,021,452)   1,658,033      641,786      388,120      438,008
  Rentals (3)                                     1,901         2,905        2,128        1,240          638          776
  Allocable portion of interest
       on long-term Contracts for
       the purchase of power (4)                  1,735         1,699        1,659        1,616        1,568        1,515
  Amortization of previously
       capitalized fixed charges                  1,508         1,390        1,083        1,440        1,638        1,405
                                             -----------   -----------   ----------   -----------------------   ----------
Total earnings before income
  taxes and fixed charges (A)              $  1,435,504  $ (2,472,042)  $4,855,718   $2,477,417   $1,731,111   $1,771,145
                                             ===========   ===========   ==========   ==========   ==========   ==========

FIXED CHARGES:
  Interest and amortization                $    482,933  $    571,760   $  784,858   $  584,442   $  451,792   $  399,169
  Rentals (3)                                     1,901         2,905        2,128        1,240          638          776
  Capitalized fixed charges -
       nuclear fuel (5)                           1,211         1,538          756          520           97          839
  Allocable portion of interest on
       long-term contracts for
       the purchase of power (4)                  1,735         1,699        1,659        1,616        1,568        1,515
  Preferred and preference stock
       dividend requirements - pre-tax basis     41,753        33,754       37,907       29,119       22,262       22,962
                                             -----------   -----------   ----------   ----------   ----------   ----------
Total fixed charges (B)                    $    529,533  $    611,656   $  827,308   $  616,937   $  476,357   $  425,261
                                             ===========   ===========   ==========   ==========   ==========   ==========

RATIO OF EARNINGS TO
  FIXED CHARGES (A) / (B):                         2.71         (4.04)(6)     5.87         4.02         3.63         4.16
                                             ===========   ===========   ==========   ==========   ==========   ==========

(1)    Includes allowance for funds used during construction and accrual of unbilled revenue.

(2)    Includes allocation of federal income and state franchise taxes to other income.

(3)    Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals.

(4)    Allocable portion of interest included in annual minimum debt service requirement of supplier.

(5)    Includes fixed charges associated with Nuclear Fuel.

(6)    Ratio for 2000 is less than 1.00. In 2000, SCE needed an additional $3,083,698,000 in earnings before income taxes and fixed charges to achieve a 1.00 ratio.